# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0000903423-19-000277
Filed by CIK 0001103804
Persons authorized to receive notices and communications: Matthew Bloom, General Counsel, 600 Washington Boulevard, Floor 11, Stamford, Connecticut (CT), 06901, (212) 672-7059

## Reporting persons
- VIKING GLOBAL INVESTORS LP (CIK 0001103804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,055,375; sole dispositive power 0; shared dispositive power 22,055,375; aggregate amount beneficially owned 22,055,375 (11.7% of the class)
  Comment: All share percentage calculations in this Amendment No. 6 to the Schedule 13D are based on 188,989,802 shares of Common Stock, par value $0.001 per share, of BridgeBio Pharma, Inc. (the "Issuer") outstanding as of November 5, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 12, 2024.
- VIKING GLOBAL PERFORMANCE LLC (CIK 0001132625): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 487,901; sole dispositive power 0; shared dispositive power 487,901; aggregate amount beneficially owned 487,901 (0.3% of the class)
- Viking Global Equities Master Ltd. (CIK 0001759530): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 487,901; sole dispositive power 0; shared dispositive power 487,901; aggregate amount beneficially owned 487,901 (0.3% of the class)
- Viking Long Fund GP LLC (CIK 0001621607): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 194,184; sole dispositive power 0; shared dispositive power 194,184; aggregate amount beneficially owned 194,184 (0.1% of the class)
- Viking Long Fund Master Ltd. (CIK 0001621596): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 194,184; sole dispositive power 0; shared dispositive power 194,184; aggregate amount beneficially owned 194,184 (0.1% of the class)
- Viking Global Opportunities Parent GP LLC (CIK 0001886738): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,373,290; sole dispositive power 0; shared dispositive power 21,373,290; aggregate amount beneficially owned 21,373,290 (11.3% of the class)
- Viking Global Opportunities GP LLC (CIK 0001629476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,373,290; sole dispositive power 0; shared dispositive power 21,373,290; aggregate amount beneficially owned 21,373,290 (11.3% of the class)
- Viking Global Opportunities Portfolio GP LLC (CIK 0001629472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,373,290; sole dispositive power 0; shared dispositive power 21,373,290; aggregate amount beneficially owned 21,373,290 (11.3% of the class)
- Viking Global Opportunities Illiquid Investments Sub-Master LP (CIK 0001629482): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,373,290; sole dispositive power 0; shared dispositive power 21,373,290; aggregate amount beneficially owned 21,373,290 (11.3% of the class)
- HALVORSEN OLE ANDREAS (CIK 0001133006): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,055,375; sole dispositive power 0; shared dispositive power 22,055,375; aggregate amount beneficially owned 22,055,375 (11.7% of the class)
- Ott David C. (CIK 0001621842): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,055,375; sole dispositive power 0; shared dispositive power 22,055,375; aggregate amount beneficially owned 22,055,375 (11.7% of the class)
- Shabet Rose Sharon (CIK 0001711393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,055,375; sole dispositive power 0; shared dispositive power 22,055,375; aggregate amount beneficially owned 22,055,375 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Comment:
Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to the Schedule 13D ("Amendment No. 6") amends certain items of the Schedule 13D filed with the Commission on July 8, 2019, as amended and supplemented by Amendment No. 1 filed with the Commission on July 19, 2023, Amendment No. 2 filed with the Commission on November 22, 2023, Amendment No. 3 filed with the Commission on August 20, 2024 Amendment No. 4 filed with the Commission on November 6, 2024 and Amendment No. 5 filed with the Commission on January 31, 2025 (collectively, the "Schedule 13D") relating to the Common Stock, par value $0.001 per share (the "Common Stock") of BridgeBio Pharma, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is being filed solely to change the title of the person authorized to receive notices and communications on the first page of the Schedule 13D.

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (03/12/2025)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL PERFORMANCE LLC (1)(2)(3) (03/12/2025)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (03/12/2025)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (03/12/2025)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (03/12/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (03/12/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (03/12/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (03/12/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (03/12/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of HALVORSEN OLE ANDREAS (1) (03/12/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Ott David C. (2) (03/12/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Shabet Rose Sharon (3) (03/12/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).